Filed by Dragoneer Growth Opportunities Corp. II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Dragoneer Growth Opportunities Corp. II

Commission File No. 001-39709

Date: August 3, 2021

[SLIDE 1] Good morning…….. Las Vegas! [PAUSE, CLAP]

Man, it feels good to be up here!

And it just feels so good to see so many familiar faces here today!

And for those of you watching online...

I haven’t forgotten about you……

good morning, good afternoon, and good evening! [SMILE]

To our virtual audience…I know you’re jealous that you’re not here in Vegas with all of us

enjoying this 108-degree weather! [PAUSE]

[SLIDE 2] But seriously….whether you’re in-person or virtual,

I’m thrilled to welcome all of you to Cvent CONNECT 2021! [SMILE]

I can’t tell you how great it is to be here in front of a live in-person audience for the first time in over 18 months!

[SLIDE 3] The only downside now is when I make my bad jokes,

I can see the audience actually not laugh. [PAUSE and SMILE]

Kind of what just happened now

But seriously….I’m so excited to be here,

but I’m even more excited to see that because of this hybrid experience,

we’ve been able to expand the reach and the impact of Cvent CONNECT. [SMILE]

[SLIDE 4] As you can see from this map, people are joining us from around the world

It’s just simply Incredible. [PAUSE & SMILE]

We organized this hybrid experience with you in mind,

so, you can see how it’s done in real time….

so you can be better prepared for your own hybrid events. [SMILE]

[SLIDE 5] Now before I start my keynote, I want everyone to do me a favor.

Take a minute, and try to remember, what you were thinking in March of 2020. [PAUSE]

COVID hit us like a freight train

and practically overnight the entire world effectively shut down.

In the early days of the pandemic,

when in-person events were practically non-existent,

none of us were feeling very optimistic about our industry.

Who would’ve thought that just 18 months later,

we’d have the technology and expertise to deliver events

that can reach and engage more people than pre-pandemic. [SMILE]

Even when I think back to last year’s Connect conference,

I remember we were literally just trying to catch our breath and remain standing.

But even in that moment….

with so many unknowns….

with so many challenges in front of us….

we never lost hope.

And you know what? [PAUSE]

Neither did you. [SMILE]

And if you recall, during my keynote last year…

I said that we’d be entering something I called the Golden Age of Events.

[SLIDE 6] I know at the time, a lot of people found it hard to believe.

but I feel now more than ever that we are entering a time,

where event programs are among your most important marketing tactics.

A time where…… more events are being organized….

A time more attendees are being engaged. [SMILE]

A time where events become an even MORE critical part of the business landscape. [PAUSE]

[SLIDE 7] The pandemic has been a catalyst for innovation that I believe will literally change the face of our industry.

Event professionals have become TV producers, technologists, and marketers….

At the same time, hoteliers have become safety consultants,

hybrid event experts, and strategic advisors to the planning process.

We’ve witnessed a transformation of our industry….

[SLIDE 8] in just a matter of months – not years.

But why is this transformation making such big headlines?

Because the meetings and events industry, adds more than $1 trillion dollars to the global economy.

[SLIDE 9] To put that in perspective,

there are only 13 countries with GDPs larger.

Now, just imagine the transformation of an entire country – in less than 18 months.

That’s what we’ve been witnessing.

In other words, together….collectively….

we’re transforming a trillion-dollar industry. [SMILE]

[SLIDE 10] I remember when I used to talk to Wall Street,

I used to say that the meetings and events industry was the biggest industry you never heard of.

Now…because of this transformation, it’s ALL that people are talking about. [PAUSE]

We believe the interest in our space has never been higher.

We believe the power of events has never been greater.

We believe, over time, that our industry will be in a better place than it was before. [SMILE]

[VIDEO - 11]

[SLIDE 12] This truly is…. a world transformed,

And at Cvent, we have a somewhat unique vantage point…..

because we can see both sides of the ecosystem.

We help hundreds of thousands of users across the entire meetings & events landscape including Hoteliers, CVBs, associations, non-profits, universities,

and corporations of all sizes…. get the most out of their meetings program.

Now given our diverse customer base and decades of experience,

I thought it’d be helpful to highlight,

what we think is driving this massive transformation.

I’ve broken it down into 4 key pillars. [SMILE]

[SLIDE 13] 1st; The rapid digitization of our industry

[CLICK] 2nd; the evolving roles of planners, suppliers, hoteliers, and attendees

[CLICK] 3rd; the triple threat, of in-person, virtual, and hybrid

[CLICK] and 4th, the arrival of the continuous event.

[SLIDE 14] Let’s dive into the first pillar: the digitization of our industry.

The pandemic fueled one of the biggest shifts we’ve seen across the entire business landscape.

[SLIDE 15] Just take a look at what McKinsey said about the rapid digital transformation.

We effectively experienced….

[SLIDE 16] digitization by force. [PAUSE]

People had no choice but to embrace technology to fill the void that was left,

after in-person events were cancelled.

And now….there’s no going back. [SMILE]

[SLIDE 17] Organizations quickly discovered the massive reach of virtual events. [PAUSE]

It became clear how accessible and scalable they are….

and how much flexibility they give attendees. [SMILE]

And more importantly….by leveraging technology,

organizations collected more data than ever.

For example, at last year’s virtual Cvent CONNECT, through the Cvent Attendee Hub,

we captured 1.1M engagement touchpoints with our attendees

Here’s a video that shows how Cvent powers these virtual events.

[VIRTUAL VIDEO - 18]

[SLIDE 19] As you can see, technology enables organizations to capture more data,

build an engagement score and gain more insights into their attendees’ behavior.

And all this ultimately leads to better outcomes. [SMILE]

Now let’s look at pillar #2:

[SLIDE 20] – how digital transformation has changed all of….your roles. [SMILE & PAUSE]

When everything went virtual, planners had to change.

[SLIDE 21] You had to work more closely with your marketing and tech teams as the lines between digital marketing….

technology …. and events blurred.

By working more closely with these divisions,

you’ve effectively become data scientists….

[SLIDE 22] Because you had to ensure that data flowed from one event to the next,

so that you could calculate the ROI across your Total Event Program.

[SLIDE 23] And this is just one of the many ways that the event planner role has evolved. [SMILE]

And look… the same thing is happening to hoteliers.

As you know, your customer – the planner - is searching for venues online more than ever.

[SLIDE 24] But what’s really interesting is how they’re leveraging digital channels to better QUALIFY the venues that they’re considering. [SMILE]

And it’s not just for safety – because that’s just table stakes in today’s world.

Planners now want to explore & book event spaces completely online.

[SLIDE 25] Some don’t even want to interact with a hotel salesperson –

they just want to book their meeting space,

like they do on consumer websites. [PAUSE]

They expect their hotel partners to offer virtual site visits as a standard offering.

In response…the forward-looking hoteliers

are showing off their space with high quality virtual tours.

They’re also enabling planners to tailor that space,

in real time, using collaborative event diagramming technology. [PAUSE]

The technology looks a lot like this….

[DIAGRAMMING VIDEO - 26]

[SLIDE 27] It’s really incredible to see how far diagramming technology has come over the last year and how it’s helped facilitate collaboration between hoteliers and planners. [SMILE]

And finally…. planners expect that hotels have the right technology infrastructure –

from enhanced wi-fi, to virtual studios, to onsite production experts.

The point is, it’s not just the planners that have to become technologists,

but also the hotelier.

In short, we’re in an environment now, where a hotel’s digital assets are becoming almost as important as their physical ones. [SMILE]

Now, let’s talk about the most important part of the ecosystem…

the attendees –

[SLIDE 28] and how their expectations have changed.

Let’s start with virtual.

Now I know we’ve already talked about how attendees are expecting virtual events to be more engaging, informative, and captivating.

But I wanted to give you some concrete examples. [SMILE]

[SLIDE 29] Let’s take webinars.

The old school way of creating a webinar was to show a presentation with a voiceover and then do sales follow up a few weeks later.

In the new digital age, this approach will no longer work.

Attendees expect not only to interact with the presenter,

but also with the other attendees

so they can learn in a multi-dimensional way and engage with their peers.

Organizations are now realizing that webinars,

are opportunities to talk WITH their attendees –

not just AT them. [SMILE]

And it’s not just during the webinar…. but before and after also.

For example – imagine joining one of 5 virtual roundtable discussions after the webinar on a key topic of interest so you can continue the conversation.

Now, in addition to making the virtual event more interactive,

you can captivate your audiences with an up leveled production. [SMILE]

[SLIDE 30] Imagine a more dynamic, broadcast-quality session that looks like a TV show rather than the typical PowerPoint presentation.

What was once passive, will now be interactive,

which will make attendees want to come back to your virtual events again and again. [SMILE]

[SLIDE 31] Now…the attendee expectations haven’t just changed for virtual events,

but also for in-person events.

Attendees are now expecting the same type of digital components to enhance their in-person experience.

Think more personalized networking sessions,

more interactive mobile event apps,

access to on-demand content for the sessions they missed,

and online communities to continue the conversation post-event.

So, I hope it is clear,

that the attendees’ expectations for a digital experience aren’t just for virtual, it’s also for in-person and hybrid as well. [SMILE & PAUSE]

[SLIDE 32] Now, let’s talk about the 3rd pillar –

what we call “The Triple Threat”

What’s the triple threat?

[SLIDE 33] It’s the 3 different event delivery models – in-person, virtual and hybrid.

As a planner, you have to be proficient in managing, producing, & executing all 3.

So in the modern event landscape, you have to become a triple threat yourself. [SMILE]

And it’s the combination of these 3 event types,

that we believe will lead to even greater success for our industry. [SMILE]

[SLIDE 34] Let me explain.

We’ve talked a lot about the importance of virtual events as part of a more strategic Total Event Program.

But even though virtual is important,

it can never replace the in-person experience.

And there are many reasons why… for example

we’ve all seen that engagement levels are much higher

at in-person events when compared to virtual ones. [PAUSE]

While we all know virtual events deliver engagement at scale….

[SLIDE 35] But nothing beats an in-person event where you can actually shake someone’s hand,

look them in the eye, and break bread…

Our desire for true human connection is just too powerful. [SMILE]

[SLIDE 36] In addition, let’s not all forget about the experience economy.

Just look at what happened this summer – especially in the US.

Demand for travel went through the roof

and it was next to impossible to find a hotel room or flight that wasn’t sold out.

It’s clear.

People value experiences…. [SMILE & PAUSE]

Experiences like visiting Vegas

or experiencing this amazing venue that Caesars has built. [PAUSE]

[SLIDE 37] Big round of applause for our event host, CAESARS. [CLAP & SMILE]

So, the desire for humans to connect and the desire for “experiences”….

are just 2 of the many reasons why we believe in-person events will return.

In fact, as we look ahead into 2022,

[SLIDE 38] Our sourcing data shows that in-person events are coming back.

Just take a look at those positive trends. It’s great to see. [SMILE & PAUSE]

[SLIDE 39] So our industry’s recent success with virtual,

combined with our desire for in-person events, will lead us right into hybrid….

Because with hybrid….you get the best of both worlds.

Because your attendee gets the flexibility to choose

what’s right for them on how to engage with your event.

Take a look at this video to see how Cvent is powering this hybrid experience.

[HYBRID VIDEO - 40]

[SLIDE 41] As you can see, our engineers have been busy developing and innovating on a lot of new things. [SMILE]

[SLIDE 42] We’ve spent the last 18 months building out our platform to support the rise of 3 event types….this triple threat. [SMILE]

[SLIDE 43] But you’re probably wondering….. why is a platform approach so important.

It’s pretty simple. [SMILE]

[SLIDE 44] From the planner perspective,

Using 3-12 different solutions has always been a challenge.

Now, when you add in multiple event types, the event landscape becomes…. even more complex.

Without one system of record or one platform to manage your total event program across in-person, virtual, and hybrid…

Data gets lost, event ROI becomes more difficult to prove …

but worst of all, your attendee doesn’t get a seamless experience.

And here’s the reality – every organization has to be able to consitently execute all 3 delivery models because we believe your attendees won’t just expect it,

they’ll demand it.

Take this conference – we obviously have people who decided to fly to Vegas to come in person, and then we have our much larger virtual audience.

But then there’s another group of people. [PAUSE & SMILE]

It’s the people who flew into Vegas… and are not in this ballroom right now,

because they’re probably enjoying the sunshine

and watching my keynote virtually… next to pool… on their iPad. [SMILE]

The point is….no matter where your attendees are….

Whether they are in this ballroom, at their home…

or actually in Vegas next to the pool…

they want to interact with your event on their terms

and that’s why you need to deliver all 3 – virtual, in-person, and hybrid.

You need to be a triple threat. [SMILE]

Now, let’s talk about the 4th and final pillar……

and I know some of you are saying thank goodness….[SMILE]

But it’s called….

[SLIDE 45] the continuous event.

Let me explain.

Because of the triple threat,

we’ve expanded the way attendees can interact with events.

And frankly, when you factor in that content… is now on-demand,

the traditional start and end dates of events start to blur –

because in the digital world, engagement never stops. [SMILE]

We believe planners and marketers now have a tremendous opportunity to embrace what we’re calling the continuous event.

[SLIDE 46] These “always on” digital environments

are where event organizers can engage their:

customers, employees, members, alumni, or donors

with more content,

and more opportunities to connect. [SMILE]

[SLIDE 47] But this idea goes even deeper.

Think about the continuous event like a college course.

Over an entire semester, you become deeply integrated into the program,

you learn new skills and develop meaningful relationships,

because the program goes beyond a one-time interaction.

As a matter of fact, it’s almost like you’re building a mini community around the event. [SMILE]

it’s a massive opportunity….

and if our industry can perfect this continuous event –

it may outperform every other sales, marketing, or engagement strategy out there. [SMILE]

Now developing this will take time,

but when we do, I believe it’s going to take our industry to the next level. [SMILE & PAUSE]

[SLIDE 48/49] So together, these 4 pillars have created….. a new kind of engagement economy.

Where the opportunities to engage and interact have multiplied.

And here’s the thing. [PAUSE & SMILE]

[SLIDE 50] Technology is driving the convergence

of all 4 of these trends that I’ve discussed today…

and together, they’re changing our trillion-dollar industry forever. [PAUSE & SMILE]

It’s important that we embrace it, not fear it.

[SLIDE 51] The fact that you’re here at Cvent CONNECT

means that you’re doing exactly that - - you’re embracing this evolution.

To help you on your technology journey…if I could be so bold…..[SMILE]

I’d like to suggest 3 things you should consider doing at the conference. [SMILE]

[SLIDE 52] 1st – Go to our product roadmap.

If I had to pick the most important session of the conference…that’s it.

It’s also right after my presentation.

Our 1,100 engineers have created some new

and innovative products and features that I don’t want you to miss. [SMILE]

[SLIDE 53] 2nd – Take a tech tour.

Whether you’re attending in-person or virtually,

get a behind the scenes look at what technology is being used to bring this hybrid experience to life.

[SLIDE 54] And 3rd, just enjoy the conference. [SMILE]

You don’t often get the chance to walk in the shoes of your attendee…of your customer.

Immerse yourself in the content, in the networking, and just the overall experience.

But most of all – have a little fun and get to know your colleagues. [SMILE & PAUSE]

[SLIDE 55] So, as I wrap up today,

I’d like to reflect on the last 12 months since last year’s Cvent CONNECT. [PAUSE]

Just like our industry has changed, we’ve changed. [PAUSE]

As a business, we’ve also gone through a complete transformation –

and it hasn’t been easy.

Think about this.

Pre-pandemic, 95% of our revenue came from in-person events.

Like all of you, we had to quickly pivot and adapt.

But our employees rose to the challenge. [PAUSE]

They never stopped believing in the company and

they never stopped believing in this industry.

But we couldn’t have done it without all of you…our customers.

You never stopped investing in us….and you never stopped believing in us.

Because of this belief, we were able to persevere,

and we were able to continue to innovate. [SMILE]

And because of that, we have exciting news to share. [SMILE & PAUSE]

Now… some of you may have already seen our recent announcement –

but for those who haven’t….

[SLIDE 56] we plan to go public again. [SMILE & PAUSE]

We’re extremely excited about this next chapter for Cvent….

and also for what it means for the meetings & events industry. [SMILE]

It’s nice to have this extra boost after a difficult 18 months.

Now through this process we’re expecting to raise more than $800M –

which will help us further invest in delivering exceptional products and exceptional support – that you’ve come to expect.

[SLIDE 57] We’re proud to have a blue-chip list of investors that include some of the top mutual funds in the world,

and we’re also proud that Zoom

has become a strategic corporate investor in the company. [SMILE]

But I want to assure you….

[SLIDE 58] No matter how large or small your organization, or how many events you host,

or how many people are on your team, we’re here for you. [SMILE]

You’ll always have a partner that understands your business,

the complexities of your role,

and some of the pain points that you experience.

We’re here to support you in your technology journey

and to help you….make the most of this digital transformation. [SMILE]

Your trust in us over the last two decades –

and especially sticking with us over the last 18 months

has meant the world to us….and has made this all possible.

And for that….

I want to thank you from the bottom of my heart.

I’d like to close with this. [SMILE]

One year ago, I said we were on the cusp of the Golden Age of Events.

[SLIDE 59] A time where more events are being organized

A time where more attendees are being engaged. [SMILE]

A time where events become an even MORE critical part of the business landscape.

A time where our industry will be stronger than ever. [SMILE]

Why?

Because as people, we thrive on the human connection.

Meetings and events give TEXTURE to life.

Connecting is fundamental to who we are.

[SLIDE 60] And because we’re witnessing the transformation of our trillion-dollar industry,

the opportunities to connect have become more numerous…

more engaging, and more impactful.

Together, I look forward to making the most

of this new events landscape. [SMILE]

[SLIDE 61] Thank you for listening. [SMILE]

Welcome, to Cvent CONNECT. [SMILE]

Additional Information

In connection with the Business Combination, Dragoneer intends to file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which will include a preliminary prospectus and preliminary proxy statement. Dragoneer will mail a definitive proxy statement/final prospectus and other relevant documents to its shareholders. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that Dragoneer will send to its shareholders in connection with the Business Combination. The information to be filed by Dragoneer will contain substantially more information about Cvent than is being furnished with this communication and may contain information that an investor will consider important in making a decision regarding an investment in Dragoneer securities. INVESTORS AND SECURITY HOLDERS OF DRAGONEER ARE ADVISED TO READ, WHEN AVAILABLE, THE PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH DRAGONEER’S SOLICITATION OF PROXIES FOR ITS EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION (AND RELATED MATTERS), AS WELL AS ANY AMENDMENTS THERETO, AND THE EFFECTIVE REGISTRATION STATEMENT AND DEFINITIVE PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH SUCH SOLICITATION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. The definitive proxy statement/final prospectus will be mailed to shareholders of Dragoneer as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Dragoneer Growth Opportunities Corp. II, One Letterman Drive, Building D, Suite M500, San Francisco, California, 94129.

Participants in the Solicitation

Dragoneer, Cvent and certain of their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Dragoneer’s shareholders in connection with the Business Combination. DRAGONEER’S SHAREHOLDERS AND OTHER INTERESTED PERSONS MAY OBTAIN, WITHOUT CHARGE, MORE DETAILED INFORMATION REGARDING THE DIRECTORS AND OFFICERS OF DRAGONEER IN ITS ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020, WHICH WAS FILED WITH THE SEC ON MARCH 31, 2021 AND IN ITS QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2021, WHICH WAS FILED WITH THE SEC ON JUNE 21, 2021. INFORMATION REGARDING THE PERSONS WHO MAY, UNDER SEC RULES, BE DEEMED PARTICIPANTS IN THE SOLICITATION OF PROXIES TO DRAGONEER’S SHAREHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTION AND OTHER MATTERS TO BE VOTED AT THE SPECIAL MEETING WILL BE SET FORTH IN THE REGISTRATION STATEMENT FOR THE BUSINESS COMBINATION WHEN AVAILABLE. Investors and Dragoneer’s shareholders may obtain more detailed information regarding the names and interests in the Business Combination of Dragoneer’s directors and officers in Dragoneer’s filings with the SEC, including the Registration Statement to be filed with the SEC by Dragoneer, which will include the proxy statement of Dragoneer for the Business Combination, and such information and names of Cvent’s directors and executive officers will also be in the Registration Statement to be filed with the SEC by Dragoneer, which will include the proxy statement of Dragoneer for the Business Combination.

Forward Looking Statements

This communication contains forward-looking statements that are based on beliefs and assumptions and on information currently available. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. We caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, which are subject to a number of risks. Forward-looking statements in this communication include, but are not limited to, statements regarding future events, such as the proposed Business Combination between Dragoneer and Cvent, including the timing and structure of the transaction, the likelihood and ability of the parties to successfully consummate the Business Combination, the PIPE and the Forward Purchase Agreement, the amount of funds available in the trust account as a result of shareholder redemptions or otherwise, as well as statements about the composition of the board of directors of the company. We cannot assure you that the forward-looking statements in this communication will prove to be accurate. These forward looking statements are subject to a number of risks and uncertainties, including, among others, the general economic, political, business and competitive conditions; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement or any related agreements or could otherwise cause the transaction to fail to close; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination and the transactions contemplated by the Business Combination; the ability of existing investors to redeem the ability to complete the Business Combination due to the failure to obtain approval from Dragoneer’s shareholders, or the risk that the approval of the shareholders of Dragoneer for the potential transaction is otherwise not obtained; the failure to satisfy other closing conditions in the Business Combination Agreement or otherwise, the occurrence of any event that could give rise to the termination of the Business Combination Agreement; the failure to obtain financing to complete the Business Combination, including to consummate the PIPE or the transactions contemplated by the Forward Purchase Agreement; the ability to recognize the anticipated benefits of the Business Combination; the impact of COVID-19 on Cvent’s business and/or the ability of the parties to complete the Business Combination; the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of Dragoneer and Cvent; the risk that the Business Combination disrupts current plans and operations of Dragoneer or Cvent as a result of the announcement and consummation of the Business Combination; the ability of the Company to grow and manage growth profitably and retain its key employees; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq following the Business Combination; changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain regulatory approvals required to complete the Business Combination; costs related to the Business Combination; and other risks and uncertainties, including those to be included under the header “Risk Factors” in the registration statement on Form S-4 to be filed by Dragoneer with the SEC, those included under the header “Risk Factors” in the final prospectus of Dragoneer related to its initial public offering and those under the heading “Summary Risk Factors” in the investor presentation filed as Exhibit 99.3 to Dragoneer’s Current Report on Form 8-K filed on July 23, 2021. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In addition, you are cautioned that past performance may not be indicative of future results. In light of the significant uncertainties in these forward-looking statements, you should not rely on these statements in making an investment decision or regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent our views as of the date of this communication. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this communication.

Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE PROPOSED TRANSACTIONS OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.